Pricing Supplement (To the Prospectus dated July 23, 2013, the Prospectus Supplement dated July 23, 2013, and the Product Prospectus Supplement dated July 26, 2013)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-189888 October 30, 2014
Royal Bank of Canada	$3,270,000 Phoenix Autocallable Notes due November 18, 2015 Linked to the Common Stock of Hertz Global Holdings, Inc. Senior Global Medium-Term Notes, Series F
General
•
The Notes are designed for investors who wish to receive Contingent Coupons (as defined below) if on any one of the Observation Dates, the closing price of the common stock of Hertz Global Holdings, Inc. (the “Reference Stock”) is at or above the Coupon Barrier (as defined below). The Notes are subject to automatic call if the closing price of the Reference Stock on any Observation Date is at or above the Initial Stock Price. If the Notes are not automatically called and the Final Stock Price is below the Trigger Price (as defined below), investors will be fully exposed to the depreciation in the Reference Stock.  Investors in the Notes should be willing to accept this risk of loss and be willing to forgo dividend payments in exchange for the potential opportunity to receive Contingent Coupon for each Observation Date.  All payments on the Notes are subject to our credit risk.

•	Senior unsecured obligations of Royal Bank of Canada maturing November 18, 2015.(a)
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
•	The Notes priced on October 30, 2014 (the “trade date”) and will be issued on November 4, 2014 (the “issue date”).
Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the product prospectus supplement.
Issuer:	Royal Bank of Canada
Reference Stock:	The common stock of Hertz Global Holdings, Inc. (Bloomberg symbol: “HTZ”)
Observation Dates:	Quarterly, on February 13, 2015, May 13, 2015, August 13, 2015 and November 13, 2015(a).
Coupon Payment Dates:	Three business days following each Observation Date, except that the final Coupon Payment Date will be the maturity date.
Contingent Coupon Rate:	15.30% per annum. The Contingent Coupon will be paid on each Coupon Payment Date if the closing price of the Reference Stock on the applicable Observation Date is at or above the Coupon Barrier.
Contingent Coupon:	$38.25 per $1,000 in principal amount of the Notes per quarter, if payable.
Coupon Barrier:	$14.09, which is 65% of the Initial Stock Price (rounded to two decimal places).
Call Feature:
If the closing price of the Reference Stock on any Observation Date is at or above the Initial Stock Price, the Notes will be automatically called for a cash payment equal to the principal amount plus the applicable Contingent Coupon for the applicable Observation Date.

Call Settlement Dates:	The Coupon Payment Date corresponding to the applicable Observation Date.
Trigger Price:	$14.09, which is 65% of the Initial Stock Price (rounded to two decimal places).
Payment at Maturity:	If the Notes are not called and on the final Observation Date:
• the Final Stock Price is at or above the Trigger Price, then you will receive a cash amount equal to the principal amount plus the Contingent Coupon otherwise due on the maturity date; or
• the Final Stock Price is below the Trigger Price, then you will receive a cash amount equal to the principal amount x (1 + the Underlying Return).
Underlying Return:	Final Stock Price – Initial Stock Price Initial Stock Price
Initial Stock Price:	$21.67, which was the closing price of one share of the Reference Stock on the trade date.
Final Stock Price:	The closing price of one share of the Reference Stock on the final Observation Date.
Maturity Date:	November 18, 2015(a)
CUSIP/ISIN:	78010U5E3/US78010U5E38
Estimated Value:
The estimated initial value of the Notes as of the pricing date is $975.61 per $1,000 in principal amount. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.

(a)	Subject to postponement if a market disruption event occurs, as described under “General Terms of the Notes—Payment at Maturity” and “—Market Disruption Events” in the product prospectus supplement.
Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page PS-5 of the product prospectus supplement, “Risk Factors” beginning on page S-1 of the prospectus supplement and beginning on page 1 of the prospectus and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.

	Price to Public	Underwriting Commission1	Proceeds to Royal Bank of Canada
Per Note	$1,000	$10	$990
Total	$3,270,000	$32,700	$3,237,300
1	J.P. Morgan Securities LLC will act as placement agent for the Notes. The placement agent will receive a fee from us or one of our affiliates of $10 per $1,000 in principal amount of the Notes.

RBC Capital Markets, LLC	J.P. Morgan Securities LLC
Placement Agent

ADDITIONAL TERMS OF THE NOTES

You should read this pricing supplement together with the prospectus dated July 23, 2013, as supplemented by the prospectus supplement dated July 23, 2013 and the product prospectus supplement dated July 26, 2013, relating to our Senior Global Medium-Term Notes, Series F, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.  You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated July 23, 2013 and “Risk Factors” in the product prospectus supplement dated July 26, 2013, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated July 23, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004043/f722130424b3.htm

Prospectus Supplement dated July 23, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004045/j716130424b3.htm

Product Prospectus Supplement TP-1 dated July 26, 2013:
http://www.sec.gov/Archives/edgar/data/1000275/000121465913004111/c725133424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this pricing supplement, the “Company,” “Royal Bank”, “we,” “us,” or “our” refers to Royal Bank of Canada.

What Is the Return on the Notes Assuming a Range of Performance for the Reference Stock?

The following table illustrates hypothetical payments on the Notes that could be realized on each Coupon Payment Date or at maturity per $1,000 in principal amount of the Notes for a range of prices of the Reference Stock.  The hypothetical payments and examples set forth below are based on the Initial Stock Price of $21.67, the Coupon Barrier and Trigger Price of $14.09, the Contingent Coupon Rate of 15.30% per annum and the Contingent Coupon of $38.25 per quarter, if payable.

The hypothetical payments and examples set forth below are for illustrative purposes only and may not be the actual payments applicable to the Notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  The examples below do not take into account any tax consequences from investing in the Notes.

Observation Dates Prior to the Final Observation Date				Final Observation Date
Reference Stock Price	Reference Stock Percentage Change at Observation Date	Payment on Coupon Payment Date or Call Settlement Date (as applicable)(1)(2)	Return on the Notes	Final Stock Price	Underlying Return at Final Observation Date	Payment at Maturity(2)	Return on the Notes(3)
$39.01	80.00%	$1,038.25	3.825%	$39.01	80.00%	$1,038.25	3.825%
$36.84	70.00%	$1,038.25	3.825%	$36.84	70.00%	$1,038.25	3.825%
$34.67	60.00%	$1,038.25	3.825%	$34.67	60.00%	$1,038.25	3.825%
$32.51	50.00%	$1,038.25	3.825%	$32.51	50.00%	$1,038.25	3.825%
$30.34	40.00%	$1,038.25	3.825%	$30.34	40.00%	$1,038.25	3.825%
$28.17	30.00%	$1,038.25	3.825%	$28.17	30.00%	$1,038.25	3.825%
$26.00	20.00%	$1,038.25	3.825%	$26.00	20.00%	$1,038.25	3.825%
$23.84	10.00%	$1,038.25	3.825%	$23.84	10.00%	$1,038.25	3.825%
$22.75	5.00%	$1,038.25	3.825%	$22.75	5.00%	$1,038.25	3.825%
$21.67	0.00%	$1,038.25	3.825%	$21.67	0.00%	$1,038.25	3.825%
$20.59	-5.00%	$38.25	3.825%	$20.59	-5.00%	$1,038.25	3.825%
$19.50	-10.00%	$38.25	3.825%	$19.50	-10.00%	$1,038.25	3.825%
$17.34	-20.00%	$38.25	3.825%	$17.34	-20.00%	$1,038.25	3.825%
$15.17	-30.00%	$38.25	3.825%	$15.17	-30.00%	$1,038.25	3.825%
$14.09	-35.00%	$38.25	3.825%	$14.09	-35.00%	$1,038.25	3.825%
$13.00	-40.00%	$0.00	0.000%	$13.00	-40.00%	$600.00	-40.000%
$10.84	-50.00%	$0.00	0.000%	$10.84	-50.00%	$500.00	-50.000%
$8.67	-60.00%	$0.00	0.000%	$8.67	-60.00%	$400.00	-60.000%
$6.50	-70.00%	$0.00	0.000%	$6.50	-70.00%	$300.00	-70.000%
$4.33	-80.00%	$0.00	0.000%	$4.33	-80.00%	$200.00	-80.000%
$2.17	-90.00%	$0.00	0.000%	$2.17	-90.00%	$100.00	-90.000%
$0.00	-100.00%	$0.00	0.000%	$0.00	-100.00%	$0.00	-100.000%

(1) The Notes will be automatically called if the closing price of one share of the Reference Stock on any Observation Date is greater than or equal to the Initial Stock Price.
(2) You will receive a Contingent Coupon in connection with an Observation Date if the closing price of one share of the Reference Stock on that Observation Date is greater than or equal to the Coupon Barrier.
(3) This column reflects only the return received in respect of the payment on the maturity date.  In addition to this payment, if the closing price of the Reference Stock is greater than or equal to the Coupon Barrier (but below the Initial Stock Price) on one or more of the preceding Observation Dates, investors would receive the applicable Contingent Coupons, for a maximum potential return equal to the Contingent Coupon Rate.

Hypothetical Examples of Amounts Payable at Maturity or upon an Automatic Call

The following examples illustrate how the payments set forth in the table above are calculated.

Example 1: The closing price of the Reference Stock increases from the Initial Stock Price of $21.67 to $23.84 on the first Observation Date.

Because the closing price of the Reference Stock on the first Observation Date is above the Initial Stock Price, the Notes are automatically called, and the investor receives a single payment on the first Call Settlement Date of $1,038.25 per $1,000 in principal amount of the Notes, reflecting the principal amount plus the Contingent Coupon for the first Observation Date, for a return of 3.825% on the Notes. No further amount will be owed to you under the Notes.

Example 2: The closing price of the Reference Stock decreases from the Initial Stock Price of $21.67 to $19.50 on the first Observation Date (above the Coupon Barrier), $20.59 on the second Observation Date (above the Coupon Barrier), and increases to $26.00 on the third Observation Date.

Since the closing price of the Reference Stock on the third Observation Date is above the Initial Stock Price, the Notes are automatically called, and the investor receives a payment on the third Call Settlement Date of $1,038.25 per $1,000 in principal amount of the Notes, reflecting the principal amount plus the Contingent Coupon for the third Observation Date. When added to the Contingent Coupon payments of $76.50 received in respect of the prior Observation Dates, the investor will have received a total of $1,114.75 per $1,000 in principal amount of the Notes, for a return of 11.475% on the Notes. No further amount will be owed to you under the Notes.

Example 3: The closing price of the Reference Stock decreases from the Initial Stock Price of $21.67 to $17.34 on the first Observation Date (above the Coupon Barrier), $13.00 on the second Observation Date (below the Coupon Barrier), $13.87 on the third Observation Date (below the Coupon Barrier), and the Final Stock Price of $20.59 (above the Coupon Barrier and Trigger Price).

Since the Final Stock Price is above the Coupon Barrier and Trigger Price, at maturity, the investor receives a payment of $1,038.25 per $1,000 in principal amount of the Notes, reflecting the principal amount plus the Contingent Coupon for the final Observation Date. When added to the Contingent Coupon payment of $38.25 received in respect of the prior Observation Dates, the investor will have received a total of $1,076.50 per $1,000 in principal amount of the Notes, for a return of 7.650% on the Notes. No further amount will be owed to you under the Notes.

Example 4: The closing price of the Reference Stock decreases from the Initial Stock Price of $21.67 to $17.34 on the first Observation Date (above the Coupon Barrier), $13.00 on the second Observation Date (below the Coupon Barrier), $13.87 on the third Observation Date (below the Coupon Barrier), and the Final Stock Price of $13.00 (below the Coupon Barrier and Trigger Price).

At maturity, since the Final Stock Price is below the Coupon Barrier and Trigger Price, the investor receives a payment of $600.00 per $1,000 in principal amount of the Notes, reflecting the full downside performance of the Reference Stock. When added to the Contingent Coupon payment of $38.25 received in respect of the prior Observation Dates, Royal Bank of Canada will have paid you a total of $638.25 per $1,000 in principal amount of the Notes, for a loss of 36.175% on the Notes. No further amount will be owed to you under the Notes.

Selected Purchase Considerations

•
Capped Appreciation Potential — The return potential of the Notes is limited to the Contingent Coupons, and you will not participate in any appreciation in the price of the Reference Stock, which may be significant.

•
Potential Early Redemption as a Result of Automatic Call Feature — While the original term of the Notes is just over one year, the Notes will be called before maturity if the closing price of the Reference Stock is at or above the Initial Stock Price on the applicable Observation Date. In such a case, you will receive the principal amount plus the applicable Contingent Coupon corresponding to that Observation Date.

•
Contingent Protection Against Loss — If the Notes are not automatically called and the Final Stock Price is at or above the Trigger Price, you will be entitled to receive the full principal amount of your Notes at maturity (plus the applicable Contingent Coupon). If the Notes are not automatically called and the Final Stock Price is less than the Trigger Price, you will lose 1% of the principal amount of your Notes for every 1% that the Final Stock Price is less than the Initial Stock Price.  Under these circumstances, you will lose at least 35% of your principal amount at maturity and may lose up to your entire principal amount.

Selected Risk Considerations

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Stock.  These risks are explained in more detail in the section “Risk Factors” beginning on page PS-5 of the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:

•
Principal at Risk — Investors in the Notes could lose all or a substantial portion of their principal amount if there is a decline in the Reference Stock below the Trigger Price and the Notes are not automatically called.  You will lose 1% of the principal amount of your Notes for each 1% that the Final Stock Price is less than the Initial Stock Price if the Final Stock Price is less than the Trigger Price.

•
Contingent Repayment of Principal Applies Only at Maturity — You should be willing to hold your Notes to maturity.  If you sell your Notes prior to maturity in the secondary market, if any, you may have to sell your Notes at a loss relative to your initial investment even if the price of the Reference Stock is above the Trigger Price.

•
You May Not Receive Any Contingent Coupons — Investors in the Notes will not necessarily receive Contingent Coupons on the Notes. If the closing price of the Reference Stock on an Observation Date is less than the Coupon Barrier, investors will not receive the Contingent Coupon applicable to that Observation Date. If the closing price of the Reference Stock is less than the Coupon Barrier on each of the Observation Dates, investors will not receive any Contingent Coupons during the term of the Notes, and will not receive a positive return on the Notes. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on the Notes.

•
Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity — The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments.  Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank.

•
Reinvestment Risk — If your Notes are automatically called, the term of the Notes may be as short as approximately three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk if the Notes are automatically called prior to the Maturity Date.

•
Credit of Issuer — The Notes are Royal Bank’s senior unsecured debt securities.  As a result, all payments on the Notes are dependent upon Royal Bank’s ability to repay its obligations at that time.  This will be the case even if the Reference Stock increases after the trade date.  No assurance can be given as to what our financial condition will be on any payment date.

•
There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses — There may be little or no secondary market for the Notes.  The Notes will not be listed on any securities exchange.  RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so.  RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

•
Owning the Notes Is Not the Same as Owning the Reference Stock — The return on your Notes may not reflect the return you would realize if you actually owned the Reference Stock. For instance, as a holder of the Notes, you will not have voting rights, rights to receive cash dividends or other distributions, or any other rights that holders of the Reference Stock would have. Further, you will not participate in any appreciation of the Reference Stock, which could be significant.

•
There Is No Affiliation Between Us and the Issuer of the Reference Stock, and We Are Not Responsible for any Disclosure by that Company — We are not affiliated with the issuer of the Reference Stock.  However, we and our affiliates may currently, or from time to time in the future engage in business with the issuer of the Reference Stock.  Nevertheless, neither we nor our affiliates assume any responsibilities for the accuracy or the completeness of any information about the Reference Stock that the issuer of the Reference Stock prepares.  You, as an investor in the Notes, should make your own investigation into the Reference Stock and the issuer of the Reference Stock.  The issuer of the Reference Stock is not involved in this offering and has no obligation of any sort with respect to your Notes.  The issuer of the Reference Stock has no obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your Notes.

•
The Reference Stock Issuer Has Announced that It Will Restate Its Prior Financial Statements — The issuer of the Reference Stock has announced that it will restate its 2011 and revise its 2012 and 2013 financial statements. It also has not filed with the SEC its most recently required quarterly financial statements.  The company has announced that it will conduct a review of its financial records for fiscal years 2011, 2012 and 2013 and their impact, if any, on 2014.  This review may identify additional errors and require the company to make further adjustments to the 2012 and 2013 financial statements.  If further errors to the 2012 and 2013 financial statements are determined to be material errors individually or in the aggregate, the company will need to also restate and withdraw reliance on those financial statements.

Investors in the Notes should be aware that these developments, as well as any other developments in Hertz’s business or finances, could adversely affect the price of the Reference Stock and the value of the Notes.  Investors in the Notes should make such investigation into the Reference Stock and its issuer as they and their advisors deem to be necessary and appropriate before making a decision to purchase the Notes.  See the section below “Information Regarding the Issuer of the Reference Stock.”

•
Single Stock Risk — The price of the Reference Stock can rise or fall sharply due to factors specific to the Reference Stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. We urge you to review financial and other information filed periodically with the SEC by the issuer of the Reference Stock.

•
Many Economic and Market Factors Will Impact the Value of the Notes — In addition to the price of the Reference Stock on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Stock;

•	the time to maturity of the Notes;

•	the dividend rate on the Reference Stock;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•
The Estimated Initial Value of the Notes Is Less than the Price to the Public — The estimated initial value that is set forth in this pricing supplement does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time.  If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the estimated initial value.  This is due to, among other things, changes in the price of the Reference Stock, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the costs relating to our hedging of the Notes.  These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•
The Estimated Initial Value of the Notes Is an Estimate Only, Calculated as of the Pricing Date — The value of the Notes at any time after the pricing date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.  As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the estimated initial value of your Notes.

•
Market Disruption Events and Adjustments — Whether the Notes will be called prior to maturity, the payment upon an automatic call or at maturity, the Observation Dates and the Reference Stock are subject to adjustment as described in the product prospectus supplement and this pricing supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event and the unavailability of the price of the Reference Stock on an Observation Date, see “General Terms of the Notes—Payment at Maturity” and “—Market Disruption Events” in the product prospectus supplement.

•
Antidilution Adjustments — For certain corporate events affecting the Reference Stock, the calculation agent may make adjustments to the terms of the Notes. However, the calculation agent will not make such adjustments in response to all events that could affect the Reference Stock. If an event occurs that does not require the calculation agent to make such adjustments, the value of the Notes may be materially and adversely affected. In addition, all determinations and calculations concerning any such adjustments will be made in the sole discretion of the calculation agent, which will be binding on you absent manifest error. You should be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from that discussed in this document or the product prospectus supplement as necessary to achieve an equitable result.

Information Regarding the Issuer of the Reference Stock

The Reference Stock is registered under the Securities Exchange Act of 1934 (the “Exchange Act”). Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “SEC”).  Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov.  In addition, information regarding the Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

The following information regarding the issuer of the Reference Stock is derived from publicly available information.

We have not independently verified the accuracy or completeness of reports filed by the issuer of the Reference Stock with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.

According to publicly available information, Hertz Global Holdings, Inc. operates car and equipment rental centers throughout the United States and Europe.

Below is a table setting forth the intra-day high, intra-day low and period-end closing prices of the Reference Stock. The information provided in the table is for the four calendar quarters of 2009, 2010, 2011, 2012, and 2013, the first, second and third quarters of 2014, and for the period from October 1, 2014 to October 30, 2014.  On October 30, 2014, the closing price of the Reference Stock was $21.67.

Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Stock ($)	Low Intra-Day Price of the Reference Stock ($)	Period-End Closing Price of the Reference Stock ($)
1/1/2009	3/31/2009	6.27	1.97	3.93
4/1/2009	6/30/2009	9.52	3.63	7.99
7/1/2009	9/30/2009	11.99	7.72	10.83
10/1/2009	12/31/2009	12.55	8.82	11.92
1/1/2010	3/31/2010	12.24	9.06	9.99
4/1/2010	6/30/2010	15.60	9.13	9.46
7/1/2010	9/30/2010	12.20	8.36	10.59
10/1/2010	12/31/2010	14.92	9.59	14.49
1/1/2011	3/31/2011	16.63	13.58	15.63
4/1/2011	6/30/2011	17.64	13.77	15.88
7/1/2011	9/30/2011	16.87	8.65	8.90
10/1/2011	12/31/2011	12.36	7.81	11.72
1/1/2012	3/31/2012	15.50	11.74	15.04
4/1/2012	6/30/2012	16.51	11.58	12.80
7/1/2012	9/30/2012	15.29	10.22	13.73
10/1/2012	12/31/2012	16.78	15.67	16.27
1/1/2013	3/31/2013	22.68	16.69	22.26
4/1/2013	6/30/2013	26.45	21.05	24.80
7/1/2013	9/30/2013	27.75	21.20	22.16
10/1/2013	12/31/2013	28.89	19.73	28.62
1/1/2014	3/31/2014	29.79	24.83	26.64
4/1/2014	6/30/2014	30.51	25.32	28.03
7/1/2014	9/30/2014	31.59	24.67	25.39
10/1/2014	10/30/2014	24.95	18.50	21.67

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

The graph below illustrates the performance of the Reference Stock from January 1, 2009 to October 30, 2014, based on the Initial Stock Price of $21.67, which was the closing price of the Reference Stock on October 30, 2014. The dotted line represents the Coupon Barrier and Trigger Price of $14.09, which is equal to 65% of the Initial Stock Price.

We obtained the information regarding the historical performance of the Reference Stock in the chart above from Bloomberg Financial Markets.

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the market prices of the Reference Stock on any Observation Date.  We cannot give you assurance that the performance of the Reference Stock will not result in the loss of all or part of your principal amount.

Market Disruption Events

For a discussion of market disruption events, please see “General Terms of the Notes—Market Disruption Events” on PS-22 of the product prospectus supplement.

Supplemental Plan of Distribution

J.P. Morgan Securities LLC will act as placement agent for the Notes and will receive a fee from us or one of our affiliates of $10 per $1,000 in principal amount of the Notes. J.P. Morgan Securities LLC may act on behalf of an affiliate and may reallow all or a portion of fees received in connection with the distribution of the Notes to such affiliate.

Delivery of the Notes will be made against payment for the Notes on November 4, 2014, which is the third business day following the trade date (this settlement cycle being referred to as “T+3”).

In addition, RBCCM or another of its affiliates or agents may use this document in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

The value of the Notes shown on your account statement will be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do).  That estimate will be based upon the price that RBCCM may pay for the Notes in light of then-prevailing market conditions, our creditworthiness and transaction costs.  For a period of approximately six months after the issue date of the Notes, the price shown on your account statement is expected to be higher than RBCCM’s estimated value of the Notes.  This is because the estimated value of the Notes will reflect the reduction of the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period is expected to be a higher amount, reflecting the amortization of RBCCM’s underwriting discount and our estimated profit from hedging the Notes.  After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect its estimated value.

The Notes are our debt securities, the return on which is linked to the performance of the Reference Stock.  As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity.  This relatively lower implied borrowing rate, which is reflected in the economic terms of the Notes, along with the fees and expenses associated with structured notes, reduced the estimated initial value of the Notes at the time the terms of the Notes were set.

In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries.  The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Stock, and the tenor of the Notes.  The economic terms of the Notes depend in part on the terms of these hedging arrangements.

The lower implied borrowing rate, the underwriting commission and the hedging-related costs relating to the Notes reduced the economic terms of the Notes to you and resulted in the estimated initial value for the Notes (estimated at the time the terms of the Notes are set) being less than their public offering price.  See “Selected Risk Considerations—The Estimated Initial Value of the Notes Is Less than the Price to the Public” above.

U.S. Federal Tax Consequences

In the opinion of our counsel, Morrison & Foerster LLP, it would generally be reasonable to treat a Note with terms described herein as a callable pre-paid cash-settled contingent income-bearing derivative contract linked to the Reference Stock for U.S. federal income tax purposes, and the terms of the Notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion in the product prospectus supplement dated July 26, 2013 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

A “dividend equivalent” payment is treated as a dividend from sources within the U.S. and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder (as defined in the product prospectus supplement).  Under recently proposed U.S. Treasury Department regulations, certain payments (including deemed payments) that are contingent upon or determined by reference to actual or estimated U.S. source dividends, with respect to certain equity-linked instruments, whether explicitly stated or implicitly taken into account in computing one or more of the terms of such instruments, including the Notes, may be treated as dividend equivalents.  If enacted in their current form, the regulations will impose a withholding tax on payments made on the Notes on or after January 1, 2016 that are treated as dividend equivalents.  However, the U.S. Treasury Department and Internal Revenue Service have announced that they intend to limit this withholding to equity-linked instruments issued on or after the date that is 90 days after the date of publication in the U.S. Federal Register of final regulations addressing dividend equivalent withholding. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Terms Incorporated in the Master Note

All of the terms appearing in the section “Key Terms” (except the item captioned “Estimated Value”) and “U.S. Federal Tax Consequences” in this pricing supplement, the terms appearing under the caption “General Terms of the Notes—Market Disruption Events,” “—Anti-Dilution Adjustments,” “—Payment of Additional Amounts,” and “—Payment upon an Event of Default” in the product prospectus supplement, and the applicable terms included in the Series F MTN prospectus supplement, dated July 23, 2013 and the prospectus, dated July 23, 2013 are incorporated into the master global security that represents the Notes and is held by The Depository Trust Company.

Validity of the Notes

In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Quebec and the federal laws of Canada applicable thereto.  In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated July 24, 2013, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC on July 24, 2013.

In the opinion of Morrison & Foerster LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated July 24, 2013, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated July 24, 2013.